Exhibit 99.1

Registrar of Companies

Government Administration

Building 133 Elgin Avenue

George Town

Grand Cayman

Anghami Inc. (ROC # 372207) (the “Company”)

TAKE NOTICE that at the extraordinary general meeting of the shareholders of the Company dated 22 July 2025, the following ordinary resolution was passed:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT, the Reverse Stock Split be and is hereby approved on the basis of a ratio of 1-for-10, and accordingly, effective immediately following the close of business on the Nasdaq Capital Market on 1 August 2025, the authorised share capital of the Company be and is hereby amended from US$215,500, divided into 2,150,000,000 ordinary shares of a par value of US$0.0001 each, and 5,000,000 preference shares of a par value of US $0.0001 each, to US$215,500, divided into 215,000,000 ordinary shares of a par value of US$0.001 each, and 5,000,000 preference shares of a par value of US$0.0001 each, by: (i) the consolidation of 66,887,128 issued ordinary shares of a par value of US$0.0001 each into 6,688,712.8 issued ordinary share of a par value of US$0.001 each; and (ii) the consolidation of 2,083,112,872 unissued ordinary shares of a par value of US$0.0001 each into 208,311,287.2 unissued ordinary share of a par value of US$0.001 each.

/s/ Jerome Narcisse

Jerome Narcisse

Corporate Administrator

for and on behalf of
Maples Corporate Services Limited

Dated this 1st day of August 2025